

Manor
Investment Funds

4th Quarter Report
December 31, 2018
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

𝔐anor Investment Funds

15 Chester Commons
Malvern, PA 19355

December 31, 2018

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

Don't Bite on the Double Move

Those of us in the Philly area are, once again, enjoying the improbable run of the Eagles to the playoffs. After a mediocre season they managed to sneak in on the last day despite numerous injuries on both the offense and defense. The impact of these injuries is most pronounced on defense where most of the defensive secondary positions are former backup players. In these critical playoff games many commentators are concerned about the tendency of these replacement players to "bite on the double move" on pass plays. This happens when a defensive player over-reacts early in the play and gives up a long pass behind him, often at a critical point in the game.

Investors should be wary of the risk of "double moves" in the markets, as well. We have hit a critical juncture where a confluence of events could easily contribute to classic investing mistakes. After a ten year bull market run fueled by massive amounts of liquidity injections by the Fed, artificially low interest rates, and accelerating economic growth, we are hitting an inflection point. The risk is magnified by the actions of central bankers around the globe that pursued similar policies at the urging of former Fed chairman Ben Bernanke.

Recently, the Fed initiated policy moves to begin to reverse the stimulus measures that have been in place for so long. The Fed started to increase short term rates very gradually in December 2015, and accelerated the pace over the past two years in an effort to push rates to more "normal" levels. The Fed also began to reduce liquidity injections by slowing the purchase of Treasury and mortgage securities, and by September of this year the Fed was reducing its balance sheet, allowing $50B of securities to mature each month without replacing them. These balance sheet reductions had the effect of draining liquidity from the system for the first time in almost ten years, and it is interesting to note that the recent market decline began at just about the time that the Fed balance sheet reductions began in earnest.

The recent market action highlights a risk that has concerned many economists since the inception of the quantitative easing experiment. If the massive liquidity injections by the Fed were intended to raise asset prices and stimulate economic growth, then the draining of that same liquidity should have the opposite effect. This effect could potentially be exacerbated since markets tend to react much more quickly, and forcefully, on the downside.

In a sense, both the Fed and investors are at risk of "biting on the double move". The Fed had been moving cautiously, but seems to be accelerating its activity at a time that the markets and economy seem to be showing signs of vulnerability. It runs the risk of tightening too aggressively and then needing to delay further action or even reverse their moves. This could send confusing signals to the financial markets that have become entirely too reliant on support from the Fed. Investors run the risk of "biting on the double move" if they allow themselves to over-react to every move by the Fed. The investment markets are often driven by emotion and at times of uncertainty the impact is magnified. Investors could be tempted to cover every move and could easily find themselves out of position in the event of a reversal.

The Manor Fund

The Manor Fund fell 17.21%, net of all fees and expenses, during the quarter ending December 31, 2018, underperforming the S&P 500 index return of –13.52% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of –13.32%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year declining 19.55% for the Fund compared to declines of 4.38% for the S&P 500 and 5.15% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 1.54%, 2.36%, and 9.20% for the Fund compared to annualized returns of 9.26%, 8.45%, and 13.09% for the S&P 500 index, and returns of 9.02%, 7.50%, and 12.16% for the Lipper Large-Cap Core mutual fund index.

During the 4th Quarter of 2018, the Fund was helped by strong performance from Microchip Technology, AES Corporation, PepsiCo, Inc., Cabot Oil & Gas, and Chubb Limited. Microchip Technology, a position that was new to the portfolio during the quarter, rose slightly despite a market decline. The shares of AES Corporation extended a rally that stretches back for most of the year. The company reported earnings that were better than expected and steady revenue growth. The shares gave up some of their gains late in the quarter as the market declined, but managed to produce a positive return. The shares of PepsiCo rose early in the quarter after the company reported steady revenue growth and earnings that beat expectations. The stock moved higher, despite lowered guidance, but gave back some of the gains late in the quarter as the market declined. The shares of Cabot Oil & Gas jumped after the company reported quarterly results. Cabot reported a revenue decline that was less than expected and earnings below expectations. Investors focused, however, on an increase in daily production accompanied by higher energy prices. The shares of Chubb rose early in the quarter after the company reported earnings that exceeded expectations and steady revenue growth. The stock gave back some of the gains later in the quarter, but managed to perform well on a relative basis.

Notable laggards during the 4th Quarter of 2018 include Valero Energy, DXC Technology, FedEx Corporation, Skyworks Solutions, and Mohawk Industries. The shares of Valero dropped sharply when the company announced a merger with Valero Energy Partners, effectively reversing a previous spinoff of Valero's energy distribution assets. The company later reported revenue and earnings that were above expectations, but the news was not enough to reverse the downtrend. The shares of DXC Technologies fell sharply after the exit of a prominent executive added to recent management turnover. The shares fell again later in the quarter when the company reported earnings above expectations, but lowered revenue guidance for the fiscal year. The shares of FedEx fell sharply late in the quarter when management announced disappointing results. FedEx beat revenue and earnings guidance, but lowered earnings expectations for the fiscal year. The company attributed the reduced guidance to weakness in their European operations. Management added that global trade has slowed in recent months with indicators signaling ongoing deceleration in global trade near-term. The shares of Skyworks Solutions fell steadily throughout the quarter. The company reported earnings that were better than expectations and in-line revenue growth, but

(Continued on page 10)

Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance.

MANOR INVESTMENT FUNDS - MANOR FUND

Schedule of Investments - December 31, 2018

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS –95.9%		
Consumer Discretionary – 8.5%		
Carnival Corp.	3,382	166,733
D. R. Horton, Inc.	5,885	203,974
Mohawk Ind. *	1,016	118,831
		489,538
Consumer Staples – 5.4%		
Kroger Company	4,147	114,042
PepsiCo, Inc.	1,781	196,765
		310,807
Energy – 7.6%		
Cabot Oil & Gas	8,158	182,331
Valero Energy	3,411	255,723
		438,054
Financial – 15.2%		
Chubb Corp.	1,037	133,960
Discover Financial	2,746	161,959
JPMorgan Chase	2,274	221,988
Metlife Inc.	3,089	126,834
PNC Financial	1,924	224,935
		869,676
Health Care – 14.3%		
Allergan PLC	687	91,824
AmerisourceBergen	1,724	128,266
Anthem, Inc.	1,052	276,287
Biogen, Inc. *	715	215,158
CVS Health Corp.	1,695	111,056
		822,591
Industrial – 9.3%		
Cummins, Inc.	1,516	202,598
Delta Air Lines	3,361	167,714
FedEx Corp.	1,023	165,041
		535,353
Information Technology – 21.1%		
Applied Materials	4,869	159,411
DXC Technology	2,539	134,999
Microchip Tech	2,853	205,188
Microsoft Corp.	3,633	369,004
Netapp, Inc.	2,574	153,590
Skyworks Solutions	2,789	186,919
		1,209,111
Material – 5.7%		
Avery Dennison	3,003	269,759
Nucor Corp.	1,044	54,090
		323,849
Communication Services – 4.5%		
AT & T, Inc.	2,803	79,998
Facebook, Inc cl A*	1,373	179,986
		259,984
Utility – 1.2%		
AES Corporation	4,605	66,588
		66,588
Real Estate Investment Trust – 3.1%		
Equinix, Inc.	501	176,633
		176,633
TOTAL COMMON STOCKS (Cost $ 4,447,673)		5,502,184
SHORT-TERM INVESTMENTS – 4.1%		
1st Amer. Gov. Fund	234,015	234,015
TOTAL SHORT-TERM INVESTMENTS (Cost $ 234,015)		234,015
TOTAL INVESTMENTS – 100.0% (Cost $ 4,681,688)		5,736,199
Other Assets less Liabilities – Less than 0.1%		4,078
NET ASSETS 100.0%		$ 5,740,277

*Non-income producing during the period.

Fund Performance



Investment Performance vs. the S&P 500 and the Lipper Large-Cap Core Index

Quarter and Annualized Total Return for Periods Ending December 31, 2018

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
4th Quarter	**-17.21 %**	-13.52 %	-13.32 %
1-Year	**-19.55 %**	-4.38 %	-5.15 %
3-Year Annualized	**1.54 %**	9.26 %	9.02 %
5-Year Annualized	**2.36 %**	8.45 %	7.50 %
10-Year Annualized	**9.20 %**	13.09 %	12.16 %
Annualized since inception 9/26/95	**5.40 %**	8.49 %	6.64 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	% of Net Assets
Microsoft Corp.	6.4 %
Anthem, Inc.	4.8 %
Avery Dennison	4.7 %
Valero Energy	4.5 %
PNC Financial	3.9 %

Top Industry Sectors	
Industry	% of Net Assets
Info Technology	21.1 %
Financial	15.2 %
Health Care	14.3 %
Industrial	9.3 %
Consumer Disc.	8.5 %

MANOR INVESTMENT FUNDS - GROWTH FUND

Schedule of Investments - December 31, 2018

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS – 96.9%		
Consumer Discretionary – 16.7%		
Amazon.com Inc. *	351	527,192
Dollar Tree, Inc. *	3,192	288,301
Expedia, Inc.	2,097	236,227
LKQ Corp. *	7,955	188,772
Royal Caribbean	3,196	312,537
		1,553,029
Consumer Staples – 6.8%		
Church & Dwight	6,214	408,633
Walgreens Boots	3,285	224,464
		633,097
Energy – 2.8%		
Diamondback	2,803	259,838
		259,838
Financial – 3.1%		
Chubb Limited	2,246	290,138
		290,138
Health Care – 21.1%		
AbbVie, Inc.	3,332	307,177
Alexion Pharma. *	2,232	217,308
Eli Lilly & Co.	3,851	445,638
Thermo Fisher	2,686	601,100
UnitedHealth	1,577	392,862
		1,964,085
Industrial – 11.0%		
Landstar System	2,972	284,331
Robert Half Intl.	4,488	256,714
Southwest Airlines	5,648	262,519
United Rentals, Inc.*	2,101	215,415
		1,018,979
Information Technology – 26.5 %		
Apple, Inc.	3,276	516,756
Cognizant Tech	4,717	299,435
IPG Photonics *	1,961	222,162
MasterCard Inc.	2,480	467,852
Microsoft Corp.	3,182	323,196
ON SemCndctor *	19,213	317,207
Worldpay, Inc. *	4,113	314,356
		2,460,964
Material – 3.7%		
Sherwin Williams	871	342,704
		342,704
Communication Services – 5.2%		
Alphabet Inc. Cl A *	230	240,341
Alphabet Inc. Cl C *	230	238,190
		478,531
TOTAL COMMON STOCKS (Cost $6,501,662)		9,001,365
SHORT-TERM INVESTMENTS – 3.1%		
1st Amer. Gov. Fund		289,979
TOTAL SHORT-TERM INVESTMENTS (Cost $ 289,979)		289,979
TOTAL INVESTMENTS – 100.0% (Cost$ 6,791,641)		9,291,344
Other Assets less Liabilities – Less than 0.1%		5,260
NET ASSETS – 100.0%		$ 9,296,604

*Non-income producing during the period.

Fund Performance



Investment Performance vs. the S&P 500 and Lipper Large-Cap Growth Index

■ Growth Fund   ⊞ S&P 500 Index   ☐ Lipper LC Growth

Quarter and Annualized Total Return for Periods Ending December 31, 2018

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
4th Quarter	**-15.68 %**	-13.52 %	-15.05 %
1-Year	**-6.49 %**	-4.38 %	-0.38 %
3-Year Annualized	**6.94 %**	9.26 %	9.61 %
5-Year Annualized	**6.68 %**	8.45 %	8.97 %
10-Year Annualized	**13.18 %**	13.09 %	14.04 %
Annualized since inception 6/30/99	**4.90 %**	5.12 %	3.42 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Thermo Fisher	6.5 %
Amazon.com, Inc.	5.7 %
Apple, Inc.	5.6 %
Mastercard, Inc.	5.0 %
Eli Lilly & Co.	4.8 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	26.5 %
Health Care	21.1 %
Consumer Disc.	16.7 %
Industrial	11.0 %
Consumer Staples	6.8 %

MANOR INVESTMENT FUNDS - BOND FUND

Schedule of Investments - December 31 2018

(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 96.9%		
U.S. Treasury 1.000% Due 11-30-19	250,000	246,328
U.S Treasury 1.500 % Due 01-31-22	200,000	194,297
U.S. Treasury 1.250 % Due 07-31-23	300,000	283,711
U.S. Treasury 2.500 % Due 08-15-23	225,000	224,982
U.S. Treasury 1.500 % Due 08-15-26	150,000	138,363
U.S. Treasury 2.875 % Due 05-15-28	100,000	101,555
TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,209,919)		1,189,236
SHORT-TERM INVESTMENTS – 2.2%		
1st American Treasury Obligation Fund	26,956	26,956
TOTAL SHORT-TERM INVESTMENTS (Cost $ 26,956)		26,956
TOTAL INVESTMENTS – 99.1% (Cost $ 1,236,875)		1,216,192
Other Assets less Liabilities – Net – 0.9%		10,888
NET ASSETS - 100.0%		$ 1,227,080

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

Fund Performance



Investment Performance
vs. the Barclay's Int. Treasury Index
and the Lipper Gov't Index

■ Bond Fund   ⊞ Lipper US Gov't   ☐ Barclay's Int. Treasury

Quarter and Annualized Total Return for Periods Ending December 31, 2018

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
4th Quarter	**1.96 %**	1.97 %	2.24 %
1-Year	**0.66 %**	0.85 %	1.40 %
3-Year Annualized	**-0.24 %**	1.40 %	1.20 %
5-Year Annualized	**-0.06 %**	2.04 %	1.47 %
10-Year Annualized	**-0.11 %**	2.72 %	1.79 %
Annualized since inception 6/30/99	**1.78 %**	4.03 %	3.82 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.

Top Five Holdings

Security	% of Net Assets
US Treasury 1.250% Due 07-31-23	23.1 %
US Treasury 1.000% Due 11-30-19	20.1 %
US Treasury 2.500% Due 08-15-23	18.3 %
US Treasury 1.500% Due 01-31-22	15.8 %
US Treasury 1.500% Due 08-15-26	11.3 %

(Continued from page 3)

lowered revenue and earnings guidance for the next quarter. The shares of Mohawk Industries fell steadily throughout the quarter, extending a decline that began early in the year. During the quarter Mohawk reported revenue and earnings that were below expectations, and reduced revenue and earnings guidance for the next quarter.

During the quarter we liquidated our holdings of Fortune Brands Home and Security, JM Smucker Co., and Western Digital Corporation. We sold Fortune Brands to reduce exposure to this slowing segment of the housing industry. We sold JM Smucker after its ranking declined as the company struggles to execute in the slow-growth food industry. We sold Western Digital to reduce exposure to the flash memory space which has become more of a low-margin commodity business. We used the proceeds to purchase Microchip Technology, Inc. and NetApp, Inc. Microchip Technology develops and manufactures specialized semiconductor products for the automotive, communications, and industrial control markets, while NetApp provides innovative storage systems and data management solutions that form the foundation for flexible IT infrastructures.

The Growth Fund

The Manor Growth Fund fell 15.68%, net of all fees and expenses, during the quarter ending December 31, 2018, underperforming the S&P 500 index decline of 13.52% and comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, decline of 15.05%. The Fund underperformed the S&P 500 index during the trailing year with a return of –6.49% for the Fund, compared to –4.38% for the S&P 500 index, and the Lipper Index return of –0.38% during the same time period. The Fund underperformed the S&P 500 index during the trailing 3-year and 5-year periods, and 10-year period, with returns of 6.94%, 6.68%, and 13.18% for the Fund compared to returns of 9.26%, 8.45%, and 13.09% for the index. The Fund underperformed the Lipper Large-Cap Growth mutual fund index during the trailing 3-year, 5-year, and 10-year periods with returns of 6.94%, 6.68%, and 13.18% for the Fund compared to returns of 9.61%, 8.97%, and 14.04% for the Lipper index over the same time periods. The Fund continues to outperform Lipper Large-Cap Growth index since inception with an annualized return of 4.90% for the Fund compared to 3.42% for the Lipper Large-Cap Growth index.

During the 4th Quarter of 2018 the Fund was helped by strong performance from Church & Dwight Company, Inc., Eli Lilly & Co., Dollar Tree, Inc., AbbVie, Inc., and Chubb Limited. The shares of Church & Dwight jumped when the company reported revenue and earnings that were above expectations. The company did issue downside guidance for the next quarter, but investors focused on the defensive nature of the stock as the overall market traded downward. The shares of Eli Lilly traded upward during the quarter as the company reported earnings that were above expectations and strong revenue growth. The company also raised earnings guidance for the fiscal year. The shares of Dollar Tree rallied late in the quarter as the market declined. Dollar Tree reported earnings above expectations and solid revenue growth. The company also reduced revenue and earnings guidance for the next quarter, but investors also focused on the defensive nature of this deep discount retailer. The shares of AbbVie fell sharply early in the quarter but then rebounded after the company announced quarterly results. AbbVie reported earnings that beat expectations and strong revenue growth. The company also raised earnings guidance for the fiscal year and also increased the dividend by 11%. The shares of Chubb rose early in the quarter after the company reported earnings that exceeded expectations and steady revenue growth. The stock gave back some of the gains later in the quarter, but managed to perform well on a relative basis.

Notable laggards during the 4th Quarter of 2018 include Apple, Inc., Amazon.com, Inc., United Rentals, Inc., Diamondback Energy, Inc., and Worldpay, Inc. The shares of Apple, Inc., the top performer in the portfolio last quarter, fell steadily throughout this final quarter of the year. The company reported revenue and earnings that beat expectations, but lowered revenue and gross margin estimates. Investors focused their concerns on the lowered growth expectations and punished the stock. The shares of Amazon, the second best performer in the portfolio last quarter, also fell steadily throughout the quarter. The company reported strong revenue growth and earnings that beat expectations by a wide margin, but Amazon lowered revenue and earnings guidance. As with Apple, investors punished the shares as they adjusted to the lowered earnings estimates and reduced valuation premiums that had been built into the shares of both of these companies. The shares of United Rentals fell sharply early in the quarter after the company announced operating results, despite reporting revenue and earnings that beat expectations, strong revenue growth, and higher full year revenue expectations. The shares of Diamondback Energy also fell steadily throughout the quarter. The company reported revenue and earnings that beat expectations on strong revenue growth. Diamondback also reported increased production levels and raised guidance for full year production levels. While the reports of both United Rentals and Diamondback seemed positive, Investors pressured the stocks of both companies based on concerns that weaker global growth expectations would lead to weaker operating results over the next several quarters. The shares of Worldpay declined steadily throughout the quarter reversing a rally that stretched back more than a year. During the quarter the company reported earnings above expectations and reaffirmed revenue and earnings guidance. Weakness in the shares of this payment processor for financial institutions also reflect investor concerns about continued global growth.

The Bond Fund

The Manor Bond Fund rose 1.96%, net of all fees and expenses, during the quarter ending December 31, 2018, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 2.24%, and the Lipper US Government mutual fund index return of 1.97%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 0.66%%, -0.24%, -0.06%, and –0.11% for the Fund, compared to returns of 1.40%, 1.20%, 1.47%, and 1.79% for the Barclay Intermediate Treasury index, and returns of 0.85%, 1.40%, 2.04% and 2.72% for the Lipper US Government mutual fund index. Performance reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed as a low-risk alternative for conservative investors.

Resisting the Urge

The stimulus measures that we have enjoyed for so long made it seem all too easy. The virtuous cycle of central bank balance sheet expansion and liquidity injections lifted the markets and swelled investor accounts. Investors became enamored with the returns and underestimated the importance of risk management, relying instead on the Fed backstop. As the Fed continues the process of unwinding monetary stimulus, and as central banks around the globe begin to unwind their stimulus efforts, we will see higher volatility in the markets. The Fed will remain cautious to reduce the potential for missteps, but the process will be long and we may experience an extended period of higher volatility.

We continue to believe that the best play in volatile markets is to avoid overreacting to emotional shifts and focus instead on investing in companies with attractive fundamentals and sound business strategies. A pullback such as the one that we have experienced can create a buying opportunity for patient investors, so we respect the discipline of our valuation model and constantly look for ways to improve the return potential of our portfolios. We continue to believe that the best way to generate attractive returns while managing risk will be to focus on long term opportunities while resisting the urge to cover every short term move.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.